Via Facsimile and U.S. Mail
Mail Stop 4720

July 28, 2009

Mr. Jérôme Contamine
Executive Vice President and Chief Financial Officer
Sanofi-Aventis
174, Avenue de France
75013 Paris
France

Re: Sanofi-Aventis
Form 20-F for the Year Ended December 31, 2008
Filed on March 4, 2009
File No. 001-31368

Dear Mr. Contamine:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3- Key Information

A.3. Exchange Rate Information, page 3

1. Please include in this disclosure item the exchange rate between the Euro and the U.S. dollar as of the latest practicable date prior to filing.

Item 4. Information on the Company

Insurance and Risk Coverage, page 64

2. You disclose your participation in a mutual insurance company established by
    various pharmaceutical groups and the existence of a captive insurance company,
    Carraig Insurance Ltd. that you use to self-insure risks. To the extent material,
    please revise your disclosures in Operating and Financial Review and Prospects to
    discuss any known trends or uncertainties related to your claims reserves and any
    obligations to the mutual insurance company that you may reasonably expect to
    have a material favorable or unfavorable impact on your income from operations,
    liquidity and capital resources. In addition, please expand your disclosures in the
    financial statements to disclose your accounting policies related to your claims
    reserves and disclose the amount of your claims reserve estimates related to your
    self insurance programs. Otherwise, please demonstrate to us how your self-
    insurance obligations are not material to your financial position, results of
    operations and liquidity.

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 98

3. Please expand your discussion to address material changes in the underlying
    drivers such as where the actual usages and sources of cash existed especially in
    your discussion of operating cash flows during the years presented. In doing so,
    please ensure that you are not merely describing items identified on the face of the
    statement of cash flows. Refer to the guidance provided in our release,
    "Interpretation: Commission Guidance Regarding Management's Discussion and
    Analysis of Financial Condition and Results of Operations," particularly Item D
    of that release. You can find this release on our website at
    http://www.sec.gov/rules/interp/33-8350.htm.

Critical accounting and reporting policies, page 102

4. You state on page 103 that depending on the assumptions and estimates used the
    pension and post-retirement benefit expense could vary and may cause large
    changes in reported earnings. You state that any changes in the key assumptions
    used in your intangible asset and goodwill impairment test could result in
    impairment charges. Please revise your disclosures to clarify which assumption
    changes could materially impact your critical accounting estimates. Please
    include a sensitivity analysis to highlight the variability that is reasonably likely to
    occur in applying each of your critical accounting estimates over time. This
    analysis should highlight the reasonably likely changes in the assumptions that are
    deemed critical and the corresponding impact on your financial position and

results of operations. Please discuss to the extent material how accurate each of your estimates has been in the past. Quantify and disclose the changes to your prior period estimates recorded during the current period.

Item 6- Directors, Senior Management and Employees

A. Directors and Senior Management, page 105

5. Please include a discussion of the business experience of each of your independent directors, similar to the disclosure you provide for the members of your senior management.

B. Compensation, page 124

6. We note that you provide detailed executive compensation disclosure for both your Chairman of the Board and your Chief Executive Officer. However, rather than provide similar disclosure for the members of your Management Committee other than the Chief Executive Officer, you state the aggregate compensation for the entire group. Please clarify whether or not you are following the executive compensation disclosure practice of your home country, as you are permitted to do under Form 20-F.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note B.14. Revenue recognition

7. You disclose that you consider the possibility of reusing returned goods in developing your estimates of revenue to recognize. Please revise your disclosure here and in Operating and Financial Review and Prospects to clarify:
   - your return policy for product sales, including the time period over which you accept returns;
   - whether you refund the sales price either in cash or credit, or whether you exchange the product from your inventory;
   - what happens to returned product;
   - whether or not the returned product is resalable; and
   - how you account for your estimate of returns at the time of sale of the product and how you account for returns at the date they are actually returned to you. Please differentiate between product returned for credit and product returned in exchange for new product. Provide us an analysis supporting your accounting treatment with reference to authoritative literature. It also may be helpful to provide us an example showing the journal entries made.

Mr. Jérôme Contamine
Sanofi-Aventis
July 28, 2009
Page 4

<u>Note D.18.3. Other provisions, page F-67</u>

8. You disclose provisions for tax exposures that are recorded if you are exposed to
a probable risk resulting from a tax position you adopt. From your disclosure in
Note D.18. and in your 2007 Form 20-F, it appears that in each of 2008 and 2007
you reversed approximately one-third of the prior year-end provision for these tax
exposures while in 2006 it appears you reversed approximately 26% of the prior
year-end provision. Given your apparent consistent significant reversals of prior
period provisions, please explain to us how your accounting complies with the
requirements of paragraph 14(b) of IAS 37 to record provisions only if it is
probable that an outflow or resources embodying economic benefits will be
required to settle the obligation. Please reference any other authoritative literature
you relied upon to support your position.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provide the requested information. Detailed letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
filing;
•   staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and
•   the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or John Krug, Senior Staff Attorney at (202) 551-3862 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant